Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement in relation to the Unusual Trading Movements of the Shares of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

2 December 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-030

Announcement in relation to the Unusual Trading Movements of the Shares of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Information:

•	The closing price deviation of increase in the price of A shares of China Southern Airlines Company Limited (the “Company”) accumulated for the three consecutive trading days is over 20%. According to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, it constituted an unusual trading movements of the shares.
•	According to the internal inspection by the Company and the confirmation from its controlling shareholder, as at the date of this announcement, the Company and its controlling shareholder did not have other material information which should be disclosed but had not been disclosed.

             I.               The details of the unusual trading movements of the shares

The closing price deviation of increase in the price of A shares of the Company accumulated for the three consecutive trading days of 28 November, 1 December and 2 December 2014 is over 20%. According to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, it constituted an unusual trading movements of the shares.

          II.               The relevant information noted and verified by the Company

(i)     According to its internal inspection, the current operating activities of the Company are normal and there are no significant changes in the internal and external operation environment. The Company did not have any material information that should be disclosed but had not been disclosed.

(ii)   The Company and China Southern Air Holding Company, the Company’s controlling shareholder, confirm that there is no material information in relation to the Company that should be disclosed but had not been disclosed, including but not limited to any major asset restructuring, issuance of shares, acquisitions made by the Company, debt restructuring, business restructuring, assets stripping and assets injection. The Company and China Southern Air Holding Company also undertake not to propose any of the abovementioned matters in the next three months.

       III.      Statement on whether there is any material information that should be disclosed but had not been disclosed

The Board confirms that the Company does not have any matter or related proposal, negotiation, intent or agreement that should be disclosed pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange but has not been disclosed. The Board is not aware of any information that would have a material impact on the price of the shares or derivatives of the Company and should be disclosed according to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange but has not been disclosed.

        IV.      Reminder from the Company to the investors

The designated media for information disclosure of the Company are China Securities Journal , Shanghai Securities News, Securities Times, the website of the Shanghai Stock Exchange (http://www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and the website of the Company (http://www.csair.com). Investors should refer to the above for all information about the Company. Investors are advised to exercise caution in dealing in the securities of the Company.

The Board of

China Southern Airlines Company Limited

2 December 2014